

16014359

aUB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rancich 212-407-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aUB

OATH OR AFFIRMATION

I, John Rancich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM Services Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer, Chief Operating Officer

Title

NICOLE I. THORNTON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TH6245728
Qualified in Nassau County
My Commission Expires August 01, 2019



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Statement
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2015

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
GAM Services Inc.:

We have audited the accompanying statement of financial condition of GAM Services Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAM Services Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 23, 2016

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	386,800
Other assets		34,800
Due from parent company-net		400
Total assets	$	422,000

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	75,000
Total liabilities		75,000
Stockholder's equity:		
Common stock, par value $1 per share. Authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Retained earnings		37,300
Total stockholder's equity		347,000
Total liabilities and stockholder's equity	$	422,000

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Income

Year ended December 31, 2015

Revenues:		
Distribution fees	$	489,300
Total revenue		489,300
Expenses:		
Administrative expenses		300,000
Professional fees		115,300
Other expenses		11,600
Total expenses		426,900
Income before income taxes		62,400
Income tax expense		28,200
Net income	$	34,200

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

	Common stock		Additional	Retained	Total stockholder's
	Shares	Par value	paid-in capital	earnings	equity
Balance at beginning of year	100	$ 100	309,600	233,100	542,800
Dividend paid				(230,000)	(230,000)
Net income				34,200	34,200
Balance at end of year	100	$ 100	309,600	37,300	347,000

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	34,200
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in due from parent company-net		20,000
Decrease in other assets		2,000
Decrease in accrued expenses		(2,400)
Net cash provided by operating activities		53,800
Cash flows from financing activity:		
Dividend paid		(230,000)
Cash flows used in financing activity		(230,000)
Net decrease in cash and cash equivalents		(176,200)
Cash and cash equivalents:		
Beginning of year		563,000
End of year	$	386,800

Supplemental disclosure:
Income taxes are paid by the Company's Parent.

See accompanying notes to financial statements.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2015

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company's business involves the private placement of unregistered funds (the Funds). The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of GAM USA Inc. (the Parent) which is owned by GAM Group AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the exclusive reference of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal laws are also sources of authoritative U.S. GAAP for SEC registrants. The ASC superseded all existing non-SEC accounting and reporting standards. The Company's financial statements are prepared in accordance with U.S. GAAP, which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers money market funds and other short term investments with maturities at acquisition of less than three months to be cash equivalents.

(c) Revenue Recognition

Pursuant to a service agreement between the Company and the Parent, the Company is the private placement agent for the Funds. For providing such services, the Company receives distribution fees of 0.075% per annum on the net asset value of shares held by U.S. investors in the Funds.

(d) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

(e) Fair Value of Financial Instruments

Financial instruments, which consist of cash and cash equivalents, are reported at their carrying amounts which approximate fair value given the short term nature of this item.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2015

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of income tax for the year ended December 31, 2015 are:

		Current tax expense
Federal	$	17,600
State and local		10,600
Total	$	28,200

The effective tax rate differs from the statutory federal rate of 34% due to state and local income taxes.

On December 31, 2009, the Company adopted Accounting Standards Codification 740-10-25, *Accounting for Uncertainty in Income Taxes* (ASC 740-10-25). ASC 740-10-25 clarifies the accounting for uncertainty in tax positions and prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2015, the Company had no uncertain tax positions that ASC 740-10-25 required be recognized or disclosed in the statement of financial condition. The following is the major tax jurisdiction for the Company and the earliest tax year subject to examination: United States – 2012.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2015, the Company had net capital, as defined, of $311,800 exceeding the requirements by $286,800. The Company's aggregate indebtedness to net capital ratio was .24 to 1 at December 31, 2015.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2015

(5) Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with a major financial institution.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $300,000 for the year ended December 31, 2015.

The Company earned $489,300 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due from parent company-net at December 31, 2015 is an accrued receivable of $119,600 related to these services and a payable of $119,200 representing amounts pursuant to the tax sharing agreement and the expense sharing agreement.

(7) Subsequent Events

The Company has evaluated subsequent events after the statement of financial condition date through February 23, 2016, which represents the date the financial statements were available to be issued. The Company has no material events to report.

SUPPLEMENTAL INFORMATION

Schedule I

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2015

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	347,000
Deduct stockholder's equity not allowed for net capital		—
Deduct non allowable assets		(35,200)
Total stockholder's equity qualified for net capital		311,800
Haircut on securities:		
Money market fund		—
Net capital	$	311,800
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	75,000
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		5,000
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital		286,800
Ratio of aggregate indebtedness to net capital		.24 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

GAM SERVICES INC.

Statement Regarding Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

ADDITIONAL REQUIRED INFORMATION



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
GAM Services Inc.:

We have reviewed management's statements, included in the accompanying GAM Services Inc. Exemption Report (the Exemption Report), in which (1) GAM Services Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 23, 2016

GAM Services Inc. Exemption Report

GAM Services Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

GAM Services Inc.

I, John Rancich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Treasurer

Date: February 23, 2016



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder
GAM Services Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by GAM Services Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******556*******************ALL FOR AADC 100
042036 FINRA DEC
GAM SERVICES INC
1 ROCKEFELLER PLZ 21ST FL
NEW YORK NY 10020-2003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Rancich 212-407-4604

2. A. General Assessment (item 2e from page 2) $ 1,223

B. Less payment made with SIPC-6 filed (exclude interest) (609)

07/16/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 614

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 614

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 614

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GAM SERVICES INC.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Treasurer
(Title)

Dated the 29th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 489,265
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 489,265
2e. General Assessment @ .0025	$ 1,223 (to page 1, line 2.A.)

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)



Waterview Corporate Centre
35 Waterview Blvd
Parsippany, NJ 07054

Tel: 1-800-23-BLUE-SKY
(201) 804-3909
Fax: (973) 263-0274
www.blueskymls.com

February 26, 2016

Securities and Exchange Commission
Office of Filing and Information Services Branch of Registrations & Examinations
Mail Stop 2521
100 F Street, NE
Washington, DC 20549

RE: GAM Services Inc. – Annual Audited 2015 Financial Statements

To whom it may concern:

On behalf of the above referenced Broker Dealer, enclosed please find the following documents:

- GAM Services Inc. – December 31, 2015 Financial Statements
- SIPC 7 (with AUP) Report

Kindly confirm receipt of this package by date stamping the enclosed copy of the letter and returning it to our office in the self-addressed envelope provided. Should you require additional information or documentation regarding this filing, please do not hesitate to contact me at the telephone number listed above.

Sincerely,

Christina Bartiromo

Christina Bartiromo
Blue Sky MLS, Inc